EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

INGREDION INCORPORATED

Computation of Ratios of Earnings to Fixed Charges

(in millions, except ratios)	2017	2016	2015	2014	2013
Income before income taxes and earnings of non-controlling interests	$769	$742	$599	$520	$547
Fixed charges	86	79	74	76	80
Capitalized interest	(4)	(4)	(2)	(2)	(5)
Total	$851	$817	$671	$594	$622

RATIO OF EARNINGS TO FIXED CHARGES	9.9	10.3	9.0	7.8	7.8

FIXED CHARGES:
Interest expense on debt	$82	$75	$69	$71	$75
Amortization of discount on debt	2	2	3	3	3
Interest portion of rental expense on operating leases	2	2	2	2	2
Total	$86	$79	$74	$76	$80

Ratio of earnings to fixed charges may not recalculate due to rounding.